Exhibit 99.1
Ctrip Reports Fourth Quarter and Full Year 2010 Financial Results
Shanghai, China, February 13, 2011 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2010.
Highlights for the Fourth Quarter of 2010
•
Net revenues were RMB787 million (US$119 million) for the fourth quarter of 2010, up 39% year-on-year. In the fourth quarter, Wing On Travel and ezTravel contributed 8% for the year-on-year growth for net revenues.

•	Gross margin was 78% for the fourth quarter of 2010, compared to 77% in the same period in 2009.
•
Income from operations was RMB292 million (US$44 million) for the fourth quarter of 2010, up 54% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB352 million (US$53 million), up 47% year-on-year.

•
Operating margin was 37% for the fourth quarter of 2010, compared to 33% in the same period in 2009. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 42% in the same period in 2009.

•
Net income attributable to Ctrip’s shareholders was RMB302 million (US$46 million) in the fourth quarter of 2010, up 59% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB362 million (US$55 million), up 51% year-on-year.

•
Diluted earnings per ADS were RMB1.98 (US$0.30) for the fourth quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.37 (US$0.36) for the fourth quarter of 2010.

•	Share-based compensation charges were RMB60 million (US$9 million), accounting for 8% of the net revenues, or RMB0.39 (US$0.06) per ADS for the fourth quarter of 2010.
Highlights for the full year 2010
•	Net revenues were RMB2.9 billion (US$437 million) in 2010, up 45% from 2009. In 2010, Wing On Travel and ezTravel contributed 7% for the year-on-year growth for net revenues.
•	Gross margin was 78% in 2010, compared to 77% in 2009.
•
Income from operations was RMB1.1 billion (US$160 million) in 2010, up 53% from 2009. Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.3 billion (US$196 million) in 2010, up 59% from 2009.

•	Operating margin was 37% in 2010, compared to 35% in 2009. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 41% in 2009.
•
Net income attributable to Ctrip’s shareholders was RMB1.0 billion (US$159 million) in 2010, up 59% from 2009. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.3 billion (US$196 million), up 63% from 2009.

•
Diluted earnings per ADS were RMB6.97 (US$1.06) in 2010, compared to RMB4.67 (US$0.68) in 2009. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB8.59 (US$1.30), compared to RMB5.60 (US$0.82) in 2009.

•	Share-based compensation charges were RMB243 million (US$37 million), accounting for 8% of the net revenues, or RMB1.61 (US$0.24) per ADS in 2010.
“Year 2010 was a year of opportunities and challenges. The Ctrip team capitalized on numerous opportunities and overcame many challenges,” said Min Fan, President and Chief Executive officer of Ctrip. “Once again, we delivered solid results and increased our market share. We want to thank all our customers, shareholders and employees for your trust and support. We will work diligently to continuously improve customer service, enrich product offerings, enhance business partnerships, and extend our leadership in all aspects.”
Recent Developments
Strategic Investment in Dining Secretary China Ltd.
In the fourth quarter of 2010, Ctrip made an investment in Dining Secretary China Ltd. Headquartered in Shanghai, Dining Secretary is a leading provider of free online and offline restaurant reservations for diners. Dining Secretary operates in many cities in China, serving diners and restaurants with a call center and the website www.95171.cn.
Through this alliance, the two companies will be able to leverage their high-quality service experience, computerized operating platform, and expertise in the restaurant reservation business to provide more comprehensive services to our customers.
The Launch of Lvping.com
In January of 2011, Ctrip launched Lvping.com, a website that consolidates travel-related information for travelers including hotel reviews, travel blogs and forums.
Lvping.com is dedicated to providing travelers with an online platform for comprehensive travel reviews. Lvping.com inherits valuable content from Ctrip.com, including authentic hotel reviews, insightful travel guides and a robust online traveler community. Lvping.com will be further expanding these services, fulfilling its mission of providing the best travel-related information to Chinese travelers by operating independently and partnering with other online travel agencies, hotels, airlines, traditional travel agents, tourist consumption companies and more.
Fourth Quarter and Full Year 2010 Financial Results
For the fourth quarter of 2010, Ctrip reported total revenues of RMB835 million (US$127 million), representing a 39% increase from the same period in 2009. Total revenues for the fourth quarter of 2010 decreased by 3% from the previous quarter due to seasonality.

For the full year ended December 31, 2010, total revenues were RMB3.1 billion (US$465 million), representing a 44% increase from 2009.
Hotel reservation revenues amounted to RMB360 million (US$55 million) for the fourth quarter of 2010, representing a 31% increase year-on-year, primarily driven by an increase of 27% in hotel reservation volume and an increase of 4% commission per room night year-on-year. Hotel reservation revenues increased 3% quarter-on-quarter.
For the full year ended December 31, 2010, hotel reservation revenues were RMB1.3 billion (US$194 million), representing a 36% increase from 2009. The hotel reservation revenues accounted for 42% of the total revenues in 2010, compared to 44% in 2009.
Air ticket booking revenues for the fourth quarter of 2010 were RMB320 million (US$48 million), representing a 35% increase year-on-year, primarily driven by a 29% increase in air ticketing sales volume and a 5% increase in commission per ticket year-on-year. Air ticket booking revenues increased 1% quarter-on-quarter.
For the full year ended December 31, 2010, air ticket booking revenues were RMB1.2 billion (US$183 million), representing a 39% increase from 2009. The air ticket booking revenues accounted for 39% of the total revenues in 2010, compared to 41% in 2009.
Packaged-tour revenues for the fourth quarter of 2010 were RMB101 million (US$15 million), representing a 108% increase year-on-year due to the increase of leisure travel volume. Wing On Travel and ezTravel contributed 84% for the year-on-year growth for packaged-tour revenues. Packaged-tour revenues decreased 29% quarter-on-quarter due to seasonality.
For the full year ended December 31, 2010, packaged tour revenues were RMB380 million (US$58 million), representing a 116% increase from 2009. Wing On Travel and ezTravel contributed 67% for the year-on-year growth for packaged-tour revenues. The packaged tour revenues accounted for 12% of the total revenues in 2010, compared to 8% in 2009.
Corporate travel revenues for the fourth quarter of 2010 were RMB36 million (US$5 million), representing a 34% increase year-on-year and a 5% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.
For the full year ended December 31, 2010, corporate travel revenues were RMB130 million (US$20 million), representing a 56% increase from 2009. The corporate travel revenues accounted for 4% of the total revenues in 2010, remaining consistent with that in 2009.
For the fourth quarter of 2010, net revenues were RMB787 million (US$119 million), representing a 39% increase from the same period in 2009. Net revenues for the fourth quarter of 2010 decreased by 3% from the previous quarter due to seasonality. In the fourth quarter, Wing On Travel and ezTravel contributed 8% for the year-on-year growth for net revenues.

For the full year ended December 31, 2010, net revenues were RMB2.9 billion (US$437 million), representing a 45% increase from 2009. In 2010, Wing On Travel and ezTravel contributed 7% for the year-on-year growth for net revenues.
Gross margin was 78% in the fourth quarter of 2010, compared to 77% in the same period in 2009, and remained consistent with that in the previous quarter.
For the full year ended December 31, 2010, gross margin was 78%, compared to 77% in 2009.
Product development expenses for the fourth quarter of 2010 increased by 37% to RMB121 million (US$18 million) from the same period in 2009, primarily due to an increase in product development personnel and share-based compensation charges. Product development expenses for the fourth quarter of 2010 decreased by 2% from the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, remaining consistent with those in the same period in 2009 and in the previous quarter.
For the full year ended December 31, 2010, product development expenses were RMB454 million (US$69 million), representing an increase of 47% from 2009. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, remaining consistent with those in 2009.
Sales and marketing expenses for the fourth quarter of 2010 increased by 30% to RMB127 million (US$19 million) from the same period in 2009, primarily due to the increase in sales and marketing related activities. Sales and marketing expenses for the fourth quarter of 2010 increased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 15% of the net revenues, compared to 16% in the same period in 2009 and 14% in the previous quarter.
For the full year ended December 31, 2010, sales and marketing expenses were RMB453 million (US$69 million), representing an increase of 31% from 2009. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 15% of the net revenues, decreasing from 16% in 2009.
General and administrative expenses for the fourth quarter of 2010 increased by 25% to RMB78 million (US$12 million) from the same period in 2009, primarily due to an increase in administrative personnel and share-based compensation charges. General and administrative expenses for the fourth quarter of 2010 decreased by 2% from the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 5% of the net revenues, decreasing from 6% in the same period in 2009 and remained consistent with those in the previous quarter.
For the full year ended December 31, 2010, general and administrative expenses were RMB295 million (US$45 million), representing a 50% increase from 2009. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 5% of the net revenues, decreasing from 6% in 2009.

Income from operations for the fourth quarter of 2010 was RMB292 million (US$44 million), representing an increase of 54% from the same period in 2009 and a decrease of 5% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB352 million (US$53 million), representing an increase of 47% from the same period in 2009 and a decrease of 4% from the previous quarter.
For the full year ended December 31, 2010, income from operations was RMB1.1 billion (US$160 million), representing an increase of 53% from 2009. Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.3 billion (US$196 million), increasing by 59% from 2009.
Operating margin was 37% in the fourth quarter of 2010, compared to 33% in the same period in 2009, and 38% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 42% in the same period in 2009 and remained consistent with that in the previous quarter.
For the full year ended December 31, 2010, operating margin was 37%, compared to 35% in 2009. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 41% in 2009.
The effective tax rate for the fourth quarter and full year of 2010 was 19% and 17%, respectively, remaining relatively consistent with the same periods of 2009. The effective tax rate for the fourth quarter of 2010 increased from 17% in the previous quarter, primarily due to true-up of profitability.
Net income attributable to Ctrip’s shareholders for the fourth quarter of 2010 was RMB302 million (US$46 million), representing a 59% increase from the same period in 2009 and a 6% decrease from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB362 million (US$55 million), representing an increase of 51% from the same period in 2009 and a decrease of 5% from the previous quarter.
For the full year ended December 31, 2010, net income attributable to Ctrip’s shareholders was RMB1.0 billion (US$159 million), representing an increase of 59% from 2009. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.3 billion (US$196 million), representing an increase of 63% from 2009.
Diluted earnings per ADS were RMB1.98 (US$0.30) for the fourth quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.37 (US$0.36) for the fourth quarter of 2010.
For the full year ended December 31, 2010, diluted earnings per ADS were RMB6.97 (US$1.06), compared to RMB4.67 (US$0.68) in 2009. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB8.59 (US$1.30), compared to RMB5.60 (US$0.82) in 2009.

As of December 31, 2010, the balance of cash, restricted cash and short-term investment was RMB3.6 billion (US$539 million).
Business Outlook
For the first quarter of 2011, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on February 13, 2011 (or 9:00AM on February 14, 2011 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8035, International dial-in number +1.617.213.4848, Passcode 54668533. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PQYA87W3R.
A telephone replay of the call will be available after the conclusion of the conference call through February 21, 2011. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 66760977.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2010 and 2009. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.
Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:
Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: iremail@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	1,434,618,382	2,153,935,111	326,353,805
Restricted cash	113,150,289	224,179,126	33,966,534
Short-term investment	180,183,917	1,178,278,063	178,526,979
Accounts receivable, net	420,579,005	621,548,849	94,174,068
Prepayments and other current assets	134,318,164	355,831,117	53,913,806
Deferred tax assets, current	23,446,059	37,136,184	5,626,695

Total current assets	2,306,295,816	4,570,908,450	692,561,887

Long-term deposits	143,195,191	155,856,622	23,614,640
Land use rights	108,922,018	106,333,805	16,111,183
Property, equipment and software	550,506,595	653,678,980	99,042,270
Investment	658,051,285	1,574,230,623	238,519,791
Goodwill	322,936,838	758,231,441	114,883,552
Intangible assets	66,851,954	296,964,092	44,994,559

Total assets	4,156,759,697	8,116,204,013	1,229,727,882

LIABILITIES
Current liabilities:
Accounts payable	291,045,743	595,283,281	90,194,437
Salary and welfare payable	130,539,660	159,258,508	24,130,077
Taxes payable	142,256,695	161,772,241	24,510,946
Advances from customers	276,792,049	595,737,152	90,263,205
Accrued liability for customer reward program	88,254,996	121,319,301	18,381,712
Other payables and accruals	229,652,319	247,528,032	37,504,249

Total current liabilities	1,158,541,462	1,880,898,515	284,984,626

Deferred tax liabilities, non-current	11,509,937	45,382,710	6,876,168

Total liabilities	1,170,051,399	1,926,281,225	291,860,794

SHAREHOLDERS’ EQUITY
Share capital	2,801,334	2,926,132	443,353
Additional paid-in capital	1,219,815,250	3,073,551,037	465,689,551
Statutory reserves	72,489,182	93,384,908	14,149,228
Accumulated other comprehensive (loss) / income	(77,742,443)	198,972,084	30,147,285
Retained Earnings	1,707,684,596	2,734,858,610	414,372,517

Total Ctrip’s shareholders’ equity	2,925,047,919	6,103,692,771	924,801,934

Noncontrolling interests	61,660,379	86,230,017	13,065,154

Total shareholders’ equity	2,986,708,298	6,189,922,788	937,867,088

Total liabilities and shareholders’ equity	4,156,759,697	8,116,204,013	1,229,727,882

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	274,473,674	349,655,584	360,325,329	54,594,747
Air-ticketing**	236,054,940	315,236,102	319,728,612	48,443,729
Packaged tour	48,458,453	140,858,679	100,625,182	15,246,240
Corporate travel**	26,798,448	33,938,560	35,786,154	5,422,145
Others	17,116,855	23,035,896	18,672,214	2,829,123

Total revenues	602,902,370	862,724,821	835,137,491	126,535,984

Less: business tax and related surcharges	(37,188,892)	(50,520,118)	(48,010,960)	(7,274,388)

Net revenues	565,713,478	812,204,703	787,126,531	119,261,596

Cost of revenues	(128,218,158)	(176,199,743)	(169,529,242)	(25,686,249)

Gross profit	437,495,320	636,004,960	617,597,289	93,575,347

Operating expenses:
Product development *	(88,084,277)	(123,199,772)	(120,637,434)	(18,278,399)
Sales and marketing *	(97,816,552)	(125,160,008)	(126,969,302)	(19,237,773)
General and administrative *	(62,342,757)	(79,623,531)	(77,706,831)	(11,773,762)

Total operating expenses	(248,243,586)	(327,983,311)	(325,313,567)	(49,289,934)

Income from operations	189,251,734	308,021,649	292,283,722	44,285,413

Interest income	4,687,828	9,767,903	13,526,761	2,049,509
Other income	30,225,954	44,345,553	38,217,360	5,790,509

Income before income tax expense and equity in income	224,165,516	362,135,105	344,027,843	52,125,431

Income tax expense	(44,662,623)	(62,186,716)	(66,126,123)	(10,019,110)
Equity in income of affiliates	14,714,676	23,192,105	24,521,408	3,715,365

Net income	194,217,569	323,140,494	302,423,128	45,821,686

Less: Net income attributable to noncontrolling interests	(4,011,756)	(3,001,333)	(149,393)	(22,635)

Net income attributable to Ctrip’s shareholders	190,205,813	320,139,161	302,273,735	45,799,051

Earnings per ordinary share
- Basic	5.60	8.94	8.43	1.28
- Diluted	5.28	8.42	7.91	1.20

Earnings per ADS
- Basic	1.40	2.23	2.11	0.32
- Diluted	1.32	2.11	1.98	0.30

Weighted average ordinary shares outstanding
- Basic	33,967,802	35,815,709	35,874,508	35,874,508
- Diluted	36,025,042	38,005,087	38,222,581	38,222,581

* Share-based compensation charges included are as follows:

Product development	12,319,485	16,583,720	16,695,524	2,529,625
Sales and marketing	6,896,401	8,168,446	8,158,262	1,236,100
General and administrative	30,390,027	35,491,501	35,015,075	5,305,314

**
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2010 financial information presentation. Revenues are presented in accordance with the definitions below:

Air-ticketing revenues primarily include commissions from air ticket booking and related services, including sales of aviation casualty insurance, and revenue generated from air-ticket delivery services.

Corporate travel management revenues primarily include commissions from hotel reservation, air ticket booking and packaged-tour services rendered to corporate clients.

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	940,682,312	1,278,043,673	193,642,981
Air-ticketing**	868,379,184	1,206,921,479	182,866,891
Packaged tour	175,867,386	380,307,487	57,622,347
Corporate travel**	83,136,519	129,658,427	19,645,216
Others	54,496,575	71,781,955	10,876,054

Total revenues	2,122,561,976	3,066,713,021	464,653,489

Less: business tax and related surcharges	(134,555,018)	(185,479,524)	(28,102,958)

Net revenues	1,988,006,958	2,881,233,497	436,550,531

Cost of revenues	(450,602,773)	(625,261,342)	(94,736,567)

Gross profit	1,537,404,185	2,255,972,155	341,813,964

Operating expenses:
Product development *	(308,451,348)	(453,853,000)	(68,765,606)
Sales and marketing *	(345,289,299)	(453,292,701)	(68,680,712)
General and administrative *	(196,297,316)	(294,701,167)	(44,651,692)

Total operating expenses	(850,037,963)	(1,201,846,868)	(182,098,010)

Income from operations	687,366,222	1,054,125,287	159,715,954

Interest income	17,392,472	37,585,865	5,694,828
Other income	60,801,280	99,125,516	15,019,018

Income before income tax expense and equity in income	765,559,974	1,190,836,668	180,429,800

Income tax expense	(131,658,085)	(205,016,961)	(31,063,176)
Equity in income of affiliates	32,869,419	66,171,992	10,026,059

Net income	666,771,308	1,051,991,699	159,392,683

Less: Net income attributable to noncontrolling interests	(7,797,686)	(3,921,959)	(594,236)

Net income attributable to Ctrip’s shareholders	658,973,622	1,048,069,740	158,798,447

Earnings per ordinary share
- Basic	19.62	29.62	4.49
- Diluted	18.69	27.89	4.23

Earnings per ADS
- Basic	4.90	7.40	1.12
- Diluted	4.67	6.97	1.06

Weighted average ordinary shares outstanding
- Basic	33,592,334	35,385,451	35,385,451
- Diluted	35,250,335	37,577,056	37,577,056

* Share-based compensation charges included are as follows:

Product development	33,862,928	64,254,080	9,735,467
Sales and marketing	18,864,102	33,202,984	5,030,755
General and administrative	77,801,797	145,104,394	21,985,514

**
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2010 financial information presentation. Revenues are presented in accordance with the definitions below:

Air-ticketing revenues primarily include commissions from air ticket booking and related services, including sales of aviation casualty insurance, and revenue generated from air-ticket delivery services.

Corporate travel management revenues primarily include commissions from hotel reservation, air ticket booking and packaged-tour services rendered to corporate clients.

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended December 31, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(120,637,434)	15%	16,695,524	2%	(103,941,910)	13%
Sales and marketing	(126,969,302)	16%	8,158,262	1%	(118,811,040)	15%
General and administrative	(77,706,831)	10%	35,015,075	4%	(42,691,756)	5%

Total operating expenses	(325,313,567)	41%	59,868,861	8%	(265,444,706)	34%

Income from operations	292,283,722	37%	59,868,861	8%	352,152,583	45%

Net income attributable to Ctrip’s shareholders	302,273,735	38%	59,868,861	8%	362,142,596	46%

Diluted earnings per ordinary share (RMB)	7.91		1.57		9.47

Diluted earnings per ADS (RMB)	1.98		0.39		2.37

Diluted earnings per ADS (USD)	0.30		0.06		0.36

	Quarter Ended September 30, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(123,199,772)	15%	16,583,720	2%	(106,616,052)	13%
Sales and marketing	(125,160,008)	15%	8,168,446	1%	(116,991,562)	14%
General and administrative	(79,623,531)	10%	35,491,501	4%	(44,132,030)	5%

Total operating expenses	(327,983,311)	40%	60,243,667	7%	(267,739,644)	33%

Income from operations	308,021,649	38%	60,243,667	7%	368,265,316	45%

Net income attributable to Ctrip’s shareholders	320,139,161	39%	60,243,667	7%	380,382,828	47%

Diluted earnings per ordinary share (RMB)	8.42		1.59		10.01

Diluted earnings per ADS (RMB)	2.11		0.40		2.50

Diluted earnings per ADS (USD)	0.31		0.06		0.37

	Quarter Ended December 31, 2009
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(88,084,277)	16%	12,319,485	2%	(75,764,792)	13%
Sales and marketing	(97,816,552)	17%	6,896,401	1%	(90,920,151)	16%
General and administrative	(62,342,757)	11%	30,390,027	5%	(31,952,730)	6%

Total operating expenses	(248,243,586)	44%	49,605,913	9%	(198,637,673)	35%

Income from operations	189,251,734	33%	49,605,913	9%	238,857,647	42%

Net income attributable to Ctrip’s shareholders	190,205,813	34%	49,605,913	9%	239,811,726	42%

Diluted earnings per ordinary share (RMB)	5.28		1.38		6.66

Diluted earnings per ADS (RMB)	1.32		0.34		1.66

Diluted earnings per ADS (USD)	0.19		0.05		0.24

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Year Ended December 31, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(453,853,000)	16%	64,254,080	2%	(389,598,920)	14%
Sales and marketing	(453,292,701)	16%	33,202,984	1%	(420,089,717)	15%
General and administrative	(294,701,167)	10%	145,104,394	5%	(149,596,773)	5%

Total operating expenses	(1,201,846,868)	42%	242,561,458	8%	(959,285,410)	33%

Income from operations	1,054,125,287	37%	242,561,458	8%	1,296,686,745	45%

Net income attributable to Ctrip’s shareholders	1,048,069,740	36%	242,561,458	8%	1,290,631,198	45%

Diluted earnings per ordinary share (RMB)	27.89		6.46		34.35

Diluted earnings per ADS (RMB)	6.97		1.61		8.59

Diluted earnings per ADS (USD)	1.06		0.24		1.30

	Year Ended December 31, 2009
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(308,451,348)	16%	33,862,928	2%	(274,588,420)	14%
Sales and marketing	(345,289,299)	17%	18,864,102	1%	(326,425,197)	16%
General and administrative	(196,297,316)	10%	77,801,797	4%	(118,495,519)	6%

Total operating expenses	(850,037,963)	43%	130,528,827	7%	(719,509,136)	36%

Income from operations	687,366,222	35%	130,528,827	7%	817,895,049	41%

Net income attributable to Ctrip’s shareholders	658,973,622	33%	130,528,827	7%	789,502,449	40%

Diluted earnings per ordinary share (RMB)	18.69		3.70		22.40

Diluted earnings per ADS (RMB)	4.67		0.93		5.60

Diluted earnings per ADS (USD)	0.68		0.14		0.82

Notes for all the financial schedules presented:

Note 1:	The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.60 on December 30, 2010 published by the Federal Reserve Board.

Note 2:
Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary share to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.